UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, D.C. 20549

                             FORM 12b-25

                   NOTIFICATION OF LATE FILING

                                                    SEC FILE NUMBER:
                                                    1-11998
                                                    CUSIP NUMBER
                                                    301953 10 S

                        (Check One):

(X) Form 10-K  ( ) Form 20-F   ( ) Form 11-K    ( ) Form 10-Q  ( ) Form N-SAR

                 For Period Ended: December 31, 1997
                 [ ] Transition Report on Form 10-K
                 [ ] Transition Report on Form 20-F
                 [ ] Transition Report on Form 11-K
                 [ ] Transition Report on Form 10-Q
                 [ ] Transition Report on Form N-SAR
                 For the Transition Period Ended:


   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

   If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I - Registrant Information

                         FAC REALTY TRUST, INC.
                       Full Name of Registrant


                        CARY, NORTH CAROLINA 27511
                        City, State and Zip Code

PART II- Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

The Registrant hereby represents that:

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date;
or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date;
and

    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - Narrative

[State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.]

     The Registrant recently entered into agreements to (i) sell approximate 21 million shares of its Common Stock to Prometheus Southeast Retail LLC for $200 million (the "Prometheus Investment") and (ii) purchase approximately $100 million of community shopping centers from entities affiliated with Konover South & Associates ( the "Konover Transaction" and together with the Prometheus Investment, the "Transactions"). Collectively, the Transactions will increase the Registrant's market capitalization by 76%.

     The agreements regarding the Prometheus Investment and the Konover Transaction were entered into on February 24, 1998. The initial closing of the Prometheus Investment was dated as of March 23, 1998 but involved extensive negotiation, due diligence and documentation through March 26, 1998.

     The Transactions are watershed events in the history of the Registrant and required the full attention of its officers. As a result, the Registrant's Form 10-K could not be filed within the prescribed period without unreasonable effort and expense.

PART IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification:

Patrick M. Miniutti                (919)              462-8787
   (Name)                        (Area Code)      (Telephone Number)


(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company
Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                       [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                      [ ] Yes [X] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



FAC REALTY TRUST, INC. has caused this notification to be signed on its behalf of the undersigned thereunto duly authorized.

Date:                          By: /s/ Patrick M. Miniutti
March 31, 1998                     Chief Financial Officer and
                                   Executive Vice President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                            ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

                     GENERAL INSTRUCTIONS

1. This Form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this Form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of the public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notification must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.